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                              June 30, 2020

       Benjamin Miller
       Chief Executive Officer
       Fundrise East Coast Opportunistic REIT, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, DC 20036

                                                        Re: Fundrise East Coast
Opportunistic REIT, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 19, 2020
                                                            File No. 024-11212

       Dear Mr. Miller:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

       Amendment No. 1 to Form 1-A filed June 19, 2020

       Our Investments, page 92

   1. We note your response to comment 2. It appears that your $13.2 million investment in
                                                        RSE Mezza Controlled
Subsidiary on June 17, 2019 was approximately 11.3% of the total assets as of the date
of acquisition plus the proceeds in good faith expected to be raised by the issuer over the
next 12 months; thus, it appears that this investment was significant at the date of
acquisition. Please revise to include Rule 8-06 financial statements for RSE
                                                        Mezza Controlled
Subsidiary. Alternatively, tell us why you are unable to provide these financial statements or
why such financial statements are unnecessary. Reference is made to Rule 8-06 of
Regulation S-X.

               You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at (202) 551-3295
       if you have questions regarding comments on the financial statements and related
 Benjamin Miller
Fundrise East Coast Opportunistic REIT, LLC
June 30, 2020
Page 2

matters. Please contact Michael Killoy at (202) 551-7576 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Miller
                                                      Division of Corporation
Finance
Comapany NameFundrise East Coast Opportunistic REIT, LLC
                                                      Office of Real Estate &
Construction
June 30, 2020 Page 2
cc:       Mark Schonberger
FirstName LastName